FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20459

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of the Securities Exchange Act of 1934

December 15, 2003

  Amersham plc

(Translation of registrant's name into English)

Amersham Place
Little Chalfont
Buckinghamshire HP7 9NA
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X                            Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes___                           No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-...............

EXHIBIT INDEX

Exhibit No. 1 Holding(s) in Company dated 8 December 2003
Exhibit No. 2 Holding(s) in Company dated 10 December 2003

Exhibit No. 1

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)    Name of company

        Amersham plc

2)    Name of shareholder having a major interest

        Cater Allen International Limited

3)    Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

        Non Beneficial interest

4)    Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

        Cater Allen International Limited

5)    Number of shares/amount of stock acquired

        Not advised

6)    Percentage of issued class

        N/A

7)    Number of shares/amount of stock disposed

        N/A

8)    Percentage of issued class

        N/A

9)    Class of security

        Ordinary shares of 5 pence each

10)   Date of transaction

        Not advised

11)   Date company informed

        8 December 2003

12)   Total holding following this notification

        22,094,494 Ordinary Shares of 5p each

13)   Total percentage holding of issued class following this notification

        3.136%

14)   Any additional information

        N/A

15)   Name of contact and telephone number for queries

        Susan Henderson, Deputy Company Secretary Tel 01494 542063

16)   Name and signature of authorised company official responsible for making this notification

        Susan M Henderson,

Date of notification 8 December 2003

Exhibit No. 2

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)    Name of company

        Amersham plc

2)    Name of shareholder having a major interest

        UBS Investment Bank

3)    Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

        Beneficial interest

4)    Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

        UBS Investment Bank

5)    Number of shares/amount of stock acquired

        Not advised

6)    Percentage of issued class

        N/A

7)    Number of shares/amount of stock disposed

        N/A

8)    Percentage of issued class

        N/A

9)    Class of security

        Ordinary shares of 5 pence each

10)   Date of transaction

        Not advised

11)   Date company informed

        9 December 2003

12)   Total holding following this notification

        23,518,639 Ordinary Shares of 5p each

13)   Total percentage holding of issued class following this notification

        3.338%

14)   Any additional information

        N/A

15)   Name of contact and telephone number for queries

        Susan Henderson, Deputy Company Secretary Tel 01494 542063

16)   Name and signature of authorised company official responsible for making this notification

        Susan M Henderson,

Date of notification 10 December 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  AMERSHAM PLC
                                                                                                                                                       (Registrant)                                                                                                                                                By: /s/ Susan M. Henderson

                                                                 Name: Susan M. Henderson
                                                                          Title: Deputy Company Secretary

Date:   December 15, 2003